United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One)  Form 20-F ☑  Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One)  Yes ☐  No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One)  Yes ☐  No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One)  Yes ☐  No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signature Page

Vale to acquire iron ore and potash assets
Rio de Janeiro, January 30, 2009 — Companhia Vale do Rio Doce (Vale) announces that it entered into a purchase and sale agreement with Rio Tinto Plc (Rio Tinto) to acquire iron ore and potash assets through an all-cash transaction. The price to be paid for the iron assets amounts US$750 million, while the potash deposits will be acquired for US$850 million, totaling US$1.6 billion.
Assets to be acquired
•	Iron ore
100% of the Corumbá open pit iron ore mining operations (Corumbá), state of Mato Grosso do Sul, Brazil, with associated logistics assets, including port and barges.
Corumbá produced 2.0 million metric tons (Mt) of iron ore in 2008 and has a nominal capacity to produce 2.5 Mt per year, with proven and probable reserves at the end of 2007 of 210 Mt, at 67.0% Fe content, and mineral resources of 583 Mt, at 62.7% Fe content.1 It is a world-class asset, with high Fe content and rich in direct reduction lump ores, a highly valued type of iron ore that is becoming increasingly scarce around the world.
The logistics assets enable Corumbá to be 70% self-sufficient in the transportation of iron ore down the Paraguay river. The logistics arm is strategic in a region where there is strong seasonal volatility in freight availability and prices.
Corumbá is located near our Urucum iron ore and manganese operations. There are potential synergies to be exploited, through augmented asset and portfolio flexibility, lower administrative and logistics costs and rationalization of the use of reserves.
The acquisition of Corumbá is subject to the approval of certain government entities in Brazil.
•	Potash
100% of Rio Colorado project (Rio Colorado), provinces of Mendoza and Neuquén, Argentina, and 100% of the Regina project (Regina), province of Saskatchewan, Canada.
Rio Colorado comprehends the development of a mine with an initial nominal capacity of 2.4 Mtpy of potash (potassium chloride, KCl), and potential to be expanded up to 4.35 Mtpy, construction of a railway spur of 350 km, port facilities and a power plant. Estimated resources amount to 410 Mt.
Regina is still at exploration stage, with potential to deliver an annual output of 2.8 Mt of KCl. The area already has water, power and rail infrastructure to serve the project, allowing the transportation of the final product to Vancouver, thus facilitating the access to the fast growing Asian market.

[1]	According to Rio Tinto’s 2007 Annual Reports.

The strategic rationale for investing in fertilizers
Vale operates Taquari-Vassouras, state of Sergipe, Brazil, where it produced 607,000 metric tons of potash in 2008. Additionally, we are evaluating the feasibility of potash projects in Brazil (Carnalita) and Argentina (Neuquén), which will involve the use of solution mining, the same technology planned to be employed at Rio Colorado. Simultaneously, we are developing the Bayóvar phosphate project in Peru, expected to come on stream in 2H10, with an estimated capacity of 3.9 Mtpy and budgeted capex of US$479 million.
Potash contributes to raise crop yields and helps plants to fight diseases and drought, and at the same time it improves food taste and nutritional value. Global crops used for food and fuel, where quality is critical, require significant amounts of potash. Corn, soybeans, sugar cane and oil palm are examples of high-potash intensive crops. Sugar cane — the feedstock for the Brazilian ethanol industry — consumes more than four times potash per hectare than soybeans. Countries such as China and India still apply far less potash than the US, which host a mature and technologically advanced agriculture industry with high-yield crops.
Potash reserves are highly geographically concentrated with the three largest producers — Canada, Russia and Belarus — accounting for 80% of the world total reserves.
China, the US, Brazil and India are the largest consumers and importers in the world. Per capita income growth causes diet changes that ultimately contribute to boost fertilizer use. More recently, biofuels emerged as another driver of the demand for fertilizers. Ethanol is made from sugar cane in Brazil and corn in the US, while biodiesel is made mainly from soybeans, palm and rapeseed.
South America and emerging Asia are expected to be the major drivers of future global potash consumption growth. Particularly Brazil is expected to play a key role, given its position as a global agricultural powerhouse — among other products it is one the world´s largest producers of sugar cane, soybeans and corn — where modernization has been taking place at fast pace over the recent years and large investments in logistics infrastructure are planned.
The severe ongoing global recession does not change the underlying fundamentals that drive long-term demand growth for fertilizers and in particular potash. On the supply side, ability to expand production through brownfield projects is limited and there are serious geological, financial and institutional constraints to greenfield project development.
The acquisition of potash assets is aligned with Vale’s strategy to become a large producer of fertilizers to benefit from the exposure to rising global consumption.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results. All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: January 30, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations